[redacted]

09057809

BB 3/3

UNITEDSTATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 66589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OES BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

744 BROAD STREET, 23RD FLOOR
(No. and Street)

NEWARK	NEW JERSEY	07102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Paolillo (973) 286-8750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, P.C.
(Name – *if individual, state last, first, middle name*)

ONE SPRING STREET	NEW BRUNSWICK	NEW JERSEY	08901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Scheckel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OES BROKERAGE SERVICES, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN M CAPUANO
Notary Public
State of New Jersey
My Commission Expires Apr 28, 2011

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OES Brokerage Services, LLC
(Formerly ABS Brokerage Services, LLC)
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Table of Contents
December 31, 2008

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Board of Directors,
Order Execution Services Holdings, Inc.:

We have audited the accompanying statement of financial condition of OES Brokerage Services, LLC (formerly ABS Brokerage Services, LLC) (a wholly-owned subsidiary of Order Execution Services Holdings, Inc.), as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OES Brokerage Services, LLC, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on the computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 and other information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, PC

February 12, 2009

OES Brokerage Services, LLC
(Formerly ABS Brokerage Services, LLC)
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Financial Condition
December 31, 2008

Assets	
Cash	$ 4,989,386
Deposits at clearing organizations	52,727
Receivables from customers, net of allowance for doubtful accounts of $127,460	4,121,210
Other assets	71,095
Due from Parent and affiliates, net	1,512,622
	$ 10,747,040
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 6,471,472
Accrued expenses and other current liabilities	235,048
	6,706,520
Member's equity	4,040,520
	$ 10,747,040

The Notes to Financial Statements are an integral part of this statement.

OES Brokerage Services, LLC
(Formerly ABS Brokerage Services, LLC)
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Income
Year Ended December 31, 2008

Revenues	
Commission income	$ 42,022,299
Other income	14,252
	42,036,551
Expenses	
Exchange fees	29,397,659
Regulatory fees	1,975,787
Clearance fees	2,580,109
Specialist fees	17,733
Employee compensation and benefits	1,957,413
Professional fees	1,237,413
Communications and market data	1,542,773
Equipment expense	106,217
Occupancy	284,915
Travel and entertainment	146,373
Bad debts	53,868
Other expenses	122,993
	39,423,253
Income before provision for income taxes	2,613,298
Provision for income taxes - allocated from Parent	992,008
Net income	$ 1,621,290

The Notes to Financial Statements are an integral part of this statement.

OES Brokerage Services, LLC
(Formerly ABS Brokerage Services, LLC)
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Changes in Member's Equity
Year Ended December 31, 2008

Balance at beginning of year	$ 2,419,230
Net income	1,621,290
Balance at end of year	$ 4,040,520

The Notes to Financial Statements are an integral part of this statement.

OES Brokerage Services, LLC
(Formerly ABS Brokerage Services, LLC)
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 1,621,290
Adjustments to reconcile net income to net cash provided by operating activities	
Bad debts	53,868
Change in operating assets	
Receivable from customers	(2,740,343)
Other assets	37,692
Due from Parent and affiliates	(1,158,663)
Change in operating liabilities	
Accounts payable	4,678,714
Accrued expenses and other current liabilities	205,048
Net cash provided by operating activities	2,697,606
Net increase in cash	2,697,606
Cash	
Beginning of year	2,291,780
End of year	$ 4,989,386

The Notes to Financial Statements are an integral part of this statement.

1. Organization

OES Brokerage Services, LLC (the "Company") (formerly ABS Brokerage Services, LLC) is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Ontario Securities Commission of Canada. The Company, which was formed under the Limited Liability Company laws of the State of New Jersey in 2005, is a wholly-owned subsidiary of Order Execution Services Holdings, Inc., a Delaware corporation. The Company is primarily engaged in providing connectivity, sponsored access, and agency brokerage services at exchanges and other market centers to broker-dealers in the U.S. and Canada, for which it receives commissions. The Company is a member of the New York Stock Exchange, NYSE Arca, NYSE AlterNext US, BATS, The NASDAQ OMX Group, Chicago Stock Exchange, Chicago Board Options Exchange, National Stock Exchange, International Securities Exchange, and registered participant at Bloomberg Tradebook, Track ECN, Direct Edge ECN, LavaFlow ECN and Liquidnet ATS.

2. Significant Accounting Policies

Revenue Recognition

The Company records proprietary transactions in securities and the related revenue and expenses on a trade-date basis.

In conjunction with the services the Company provides, it is subject to certain fees, such as Section 31 transaction fees, that it passes along to its customers. The Company follows Emerging Issues Task Force 99-19 "*Reporting Revenue Gross as a Principal versus Net as an Agent*", and has determined that it is the primary obligor in the arrangement and accordingly includes these amounts in gross revenue and expenses. For the year ended December 31, 2008, $1,171,555 is included in gross revenue and regulatory fees in the statement of income.

Additionally, the Company earns revenues from the exchanges for providing liquidity to those exchanges through orders routed on behalf of its customers. The Company passes this revenue along to its customers. Again, because the Company is the primary obligor in the arrangement, it reflects the revenue it earns from the exchanges for providing liquidity in gross revenues, and the amounts passed through to its customers as additional expense. For the year ended December 31, 2008, $4,073,151 is included in gross revenue and exchange fees in the statement of income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and Credit Policy

Receivables are obligations due from customers under terms requiring payments up to sixty days from the service date, depending on the customer. The Company does not accrue interest on unpaid receivables. Customer receivable balances with invoice dates over thirty days are reviewed for delinquency. Management reviews these accounts taking into consideration the size of the outstanding balance and the past history with the customer. Receivables are stated at the amount management expects to collect from balances outstanding at year-end. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected.

Payments of accounts receivable are allocated to specific invoices identified on the customer's remittance advice or, if unspecified, are applied to earliest unpaid invoices.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and considers the Company's risk negligible. Substantially all of the Company's receivables are from customers located in the United States and Canada. Approximately 64 percent of the Company's receivables are from two customers at year-end, and approximately 65 percent of the Company's revenues are from services provided to one customer. Credit limits, ongoing credit evaluations, and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had net capital of $1,266,060, which was $804,956 in excess of its required net capital of $461,104.

4. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities include the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. Income Taxes - Allocated from Parent

The Company is a single-member LLC and its taxable income is included on the Parent's consolidated tax return. The provision for income taxes presented in the statement of income represents the Company's share of the Parent's current and deferred income taxes, and is allocated based on an informal tax sharing arrangement, which allocates that benefit or provision based on the Company's taxes as if it filed its own tax returns. Included in Due from Parent and Affiliate is $992,008 of income taxes which represents the tax expense of the Parent attributable to the current year income of the Company.

6. Related Party and Affiliated Transactions

The Company is a wholly owned subsidiary of Order Execution Services Holdings, Inc. (the "Parent") and shares common management with all of the Parent's other wholly-owned and majority owned subsidiaries, which include: Pro Securities LLC, ISERoute LLC, Order Execution Services LLC, Princeton Financial Technology Group LLC, and OTR LLC.

The Company has an expense sharing arrangement with the Parent and the other affiliated companies. Under the provisions of the expense sharing arrangement, certain common expenses are paid by the Parent and an affiliate and are allocated to the Company. During the period, the Parent and an affiliate paid $4,676,168 of compensation, communications costs, occupancy costs, professional fees and other expenses on behalf of the Company. At December 31, 2008, the Company had $1,705,881 of non-interest bearing accounts receivable from its Parent and affiliates. At December 31, 2008, the Company had $193,259 of non-interest bearing accounts payable to its Parent and affiliates.

Additionally, the Company provides connectivity, sponsored access and agency brokerages services to Pro Securities LLC and ISERoute LLC, and as such has recognized gross commission income of $321,472 for the year ended December 31, 2008. Unpaid amounts from these services are included in Due from Parent and Affiliates.

7. Commitments and Contingencies

On July 10, 2008, the Company filed with the Financial Industry Regulatory Authority ("FINRA") a Statement of Claim against its former clearing firm, Penson Financial Services Inc. ("Penson"), seeking $1.5 million in actual and compensatory damages relating to fraud, overcharges and breach of contract. The Statement of Claim is expected to be arbitrated pursuant to FINRA's Code of Arbitration Procedure during 2009. The Company has not recorded any contingent gain with respect to this Statement of Claim.

OES Brokerage Services, LLC
(Formerly ABS Brokerage Services, LLC)
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15C3-1
December 31, 2008

Net capital	
Member's equity	$ 4,040,520
Deductions	
Nonallowable assets	
Receivables from customers (outstanding more than 30 days)	944,756
Other assets	123,823
Due from Parent and affiliates	1,705,881
Total debits	2,774,460
Net capital	1,266,060
Minimum net capital	461,104
Excess capital	$ 804,956
Excess net capital at 1000 percent	$ 574,404
Computation of minimum net capital	
Aggregate indebtedness	$ 6,916,559
6-2/3 percent of aggregate indebtedness	$ 461,104
Statutory minimum	$ 5,000
Greater of the statutory minimum or 6-2/3 percent of aggregate indebtedness	$ 461,104
Ratio of aggregate indebtedness to net capital	5.5 to 1

See Independent Auditors' Report.

OES Brokerage Services, LLC
(Formerly ABS Brokerage Services, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Other Information
December 31, 2008

1. **Computation for determination of reserve requirements under Rule 15c3-3**

   The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through other broker-dealers on a fully disclosed basis. The name of the clearing firm is the Broadcort Correspondent Clearing Division of Merrill Lynch, Pierce Fenner & Smith, Inc.

2. **Information relating to the possession or control requirements under SEC Rule 15c3-3**

   The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

3. **Reconciliation pursuant to SEC Rule 17a-5(d)(4)**

   There was no reconciliation of net capital pursuant to SEC Rule 17a-5(d)(4), as there were no differences between the net capital per the unaudited form X-17A-5 and the amount computed pursuant to net capital rule 15c3-1 on the previous page.

See Independent Auditors' Report.

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors,
Order Execution Services Holdings, Inc.:

In planning and performing our audit of the financial statements of OES Brokerage Services, LLC (formerly ABS Brokerage Services, LLC), (a wholly-owned subsidiary of Order Execution Services Holdings, Inc.) as of December 31, 2008 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-referenced objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of OES Brokerage Services, LLC, to achieve all the divisions of duties and crosschecks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

William Smith + Brown, PC

February 12, 2009